MANAGEMENT REPORT
4Q20 AND 2020 RESULTS



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São Paulo, February 25th, 2021 – BRF S.A. (B3: BRFS3; NYSE: BRF) – referred to as "BRF" or "Company" today announced the fourth quarter (4Q20) and 2020 results. This report includes results recorded in Brazilian reais, pursuant to Brazilian corporation laws, and accounting practices adopted within Brazil. These results are in compliance with the International Financial Reporting Standards (IFRS) and are comparable to the same period of 2019 when indicated as such.

Disclaimer

The statements included in this report concerning the company's prospective business, projections, and potential growth are merely forecasts based on management's expectations regarding the future of the company. These expectations are highly dependent on market changes and the general economic performance of the country, the industry, and international markets, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

To our shareholders,

BRF ended the challenging year of 2020 with consistent value generation, caring for people, reinforcing its culture, evolving brand recognition, also the corporate restructuring announced in June 2018 was successfully concluded. This journey, amid the complex and extraordinary event occurred in 2020, evidenced our strength, our capacity and BRF's joint efforts to execute and deliver the assumed commitments.

Our journey was guided by a strategic planning built in 2018, jointly with our Board of Directors, which defined our priorities: (i) creation of a team and high-performance culture; (ii) operational excellence; (iii) financial discipline; (iv) deployment of an integrated and interdependent management model; and (v) essential commitments concerning Safety, Integrity and Quality.

Thus, BRF emerged from a very critical situation in 2018, with a consolidated net loss of R$4.5 billion, an Adjusted EBITDA of R$2.5 billion, a financial leverage of 5.12x, with a very short debt average term of 3.0 years. With joint efforts, discipline and a focus on execution, BRF ends 2020 with a net income of R$1.4 billion, more than doubling the Adjusted EBITDA, with a leverage of 2.73x and a debt average term of nearly 10 years, thus, minimizing any risk of refinancing and paving the way for a new phase of growth. The indicators below evidence the consistency of our business evolution:

Financial Statement - R$ Million	2020	2019	2018	2020 x 2019	2020 X 2018
Net Revenues	**39,470**	**33,447**	**30,188**	**18.0%**	**30.7%**
Gross Profit	**9,471**	**8,077**	**4,868**	**17.3%**	**94.6%**
Gross Margin	24.0%	24.1%	16.1%	(0.2) p.p.	7.9 p.p.
Net (Loss) Income Continued Operations	**1,390**	**1,213**	**(2,115)**	**14.6%**	**n.m.**
Net Margin - Continued Op. (%)	3.5%	3.6%	(7.0%)	(0.1) p.p.	n.m.
Net (Loss) Income Total Consolidated	**1,390**	**297**	**(4,466)**	**367.3%**	**n.m.**
Net Margin - Total Consolidated (%)	3.5%	0.9%	(14.8%)	2.6 p.p.	n.m.
EBITDA	**5,241**	**5,254**	**1,541**	**(0.2%)**	**240.1%**
EBITDA Margin (%)	13.3%	15.7%	5.1%	(2.4) p.p.	8.2 p.p.
Adjusted EBITDA	**5,187**	**5,317**	**2,462**	**(2.5%)**	**110.7%**
EBITDA Adjusted Margin (%)	13.1%	15.9%	8.2%	(2.8) p.p.	5.0 p.p.
Leverage (Net Debt/Adj.EBITDA LTM)	**2.73X**	**2.50X**	**5.12X**	**9.4%**	**(46.7%)**
ROIC (%)	11.0%	7.5%	(0.7%)	3.5 p.p.	11.7 p.p.
Average Debt Term (Years)	**9.9**	**4.6**	**3.0**	**115.2%**	**230.0%**

Success does not exist without a solid and well-grounded culture. We intensively work to deploy a high-performance culture, the BRF Essence: a set of concepts guiding our decisions and actions based on our history, legacy, values, and vision of the future. Our essence has also oriented us during the pandemic through decisiveness and sensibility. We truly care for the people and communities in which we operate as demonstrated through several initiatives executed over previous quarters. Such actions have resulted in higher engagement.

A recent survey involving over 44,000 respondents reached an index of 86%, an evolvement across all categories, highlighting a greater confidence reported in decisions made by senior management that reached 95%. These levels of engagement are comparable to the best companies composing the high-performance global market[1], above the global market of non-durable consumer goods. We are a benchmarking in terms of quality, transparency, diversity, leadership, career, and development compared to companies of the high-performance global market[1].

We managed to combine growth and profitability by optimizing our channels, improving the mix of products, practicing intellectual leadership, promoting excellent commercial execution, and through customer support of our iconic brands. We also reinforced one of our most competitive advantages: our brands.

Sadia is the most valuable brand within Brazil's food segment valued at US$1.8 billion, according to Exame/Brand Finance. Sadia is recognized as the most remembered brand in 2020 and most preferred by consumers. Perdigão is the fastest-growing food brand over the last few years and conquered the preference of new consumers in 2020. Qualy is the most preferred margarine brand and the most memorable by over 50% of Brazilians, making it an absolute leader in this category. Banvit became the preferred brand among Turkish consumers, with a 54% preference, like Sadia in the Halal market, with a 38% preference.

Innovation also became a relevant issue for the company to boost growth. In 2020, we became increasingly connected to new consumer habits and demands. As a result, BRF rolled out more than 280 new SKUs, 80% with high value-added. We also innovated how we serve our consumers. We launched an online platform, the "Mercato em Casa," present in Brazil's main consumer centers and our new chain of brick-and-mortar stores. The "Mercato Sadia" will greatly enhance our expertise and consumer experience. We also set out various partnerships with major e-commerce apps, advanced the Store-In-Store project in order to improve our approach to products and consumers of our brands. We executed our intellectual leadership in digital transformation, which is already present in the company's daily routine to bolster processes, tools, operations, and to accelerate our business sustainably.

We improved the management of our long, live, and complex supply chain by developing the Operational Excellence System (SEO), already active across all production units. The "SEO Agro" provides managerial tools to bolster the operations of our partners and is present in 100% of our integrations. We significantly advanced the licensing of exporting plants. We always aim to increase the possibilities of performing in markets where we operate, as well as for new territories. We successfully developed the Territorial Intelligence Digital Platform which allows integrated monitoring of the agricultural commodities chain. Aside from transformational actions in health, safety, and the environment, SSMA concerning transportation reached an all-time's low in the accident index.

Sustainability is present across all the links of our supply chain. We undertake commitments with short, medium, and long-term targets. We have 22 commitments across 9 priority topics for the company, envisaging animal wellness, diversity, communities, water consumption, conscious food consumption, and others. To get more detailed information, please visit https://www.brf-global.com/sustentabilidade. Market recognitions in this area fill us with motivation, such as our inclusion for the 14th consecutive year in B3's Corporate Sustainability Index (ISE) and the Efficient Carbon Index (ICO2). The "BRF Essence" includes the ESG aspects that have improved and are increasingly being potentialized in our business.

Above all, although amid the Covid-19 pandemic, we maintained our focus on the future. We are poised for a growth upturn and increased profitability. Our purpose is to offer quality, delicious, and practical food products for millions of people across the globe. On BRF Day that took place in December 2020, we announced our Vision 2030: a proposition to become even more global food company, lead in the segments in which we operate with solid, innovative brands that constantly evolve. We aspire to be a company that respects social and environmental governance, financial commitments, and principles. Our focus is to add value with increasingly practical and tasty products, solid brands, with quality and reliability.

The Vision 2030's principle is increasingly transforming BRF into a HIGH VALUE-ADDED FOOD company, in line with our "Essence" and ramp up the preference and the strength of our brands. Our ambition by the end of this cycle is to reach R$100 billion net revenue with an EBITDA margin above 15%. Thus, we defined 5 core priorities for growth: (i) ready-to-eat meals (ii) high value-added pork (iii) meat substitutes (iv) pet food; and (v) international expansion. We will work with these initiatives not forgetting our core and our achievements up to date. We will lead and transform these markets consistently and with the same disciplined execution that brought us here.

It is with a great pride and confidence in the future that, on my behalf and the executive committee, we would like to acknowledge the dedication and efforts of our 95,000+ employees, 15,000+ suppliers, nearly 10,000 partners, and

---

[1] According to Willis Towers Watson methodology

300,000+ customers. Together, these people help us achieve the objective of BRF's core principle: to offer quality, tasty, and practical food to people across the globe. Ultimately, we aspire to provide a BETTER LIFE for everyone.

I also want to thank our board of directors and shareholders for their continued support on our journey, the suppliers for their collaborative efforts, the communities in which we operate, and our customers for their loyalty to our products and brands.

Lorival Nogueira Luz Jr.
Global CEO

OPERATING AND FINANCIAL PERFORMANCE

Key Indicators

Highlights (Million R$)	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Volume (Thousand Tons)	1,198	1,173	2.2%	4,479	4,373	2.4%
Net Revenues	**11,474**	**9,290**	**23.5%**	**39,470**	**33,447**	**18.0%**
Average Price (R$/kg)	9.58	7.92	20.9%	8.81	7.65	15.2%
COGS	(8,580)	(6,918)	24.0%	(29,999)	(25,370)	18.2%
Gross Profit	**2,895**	**2,373**	**22.0%**	**9,471**	**8,077**	**17.3%**
Gross Margin	25.2%	25.5%	(0.3) p.p.	24.0%	24.1%	(0.2) p.p.
Net (Loss) Income Continued Operations	**902**	**690**	**30.8%**	**1,390**	**1,213**	**14.6%**
Net Margin - Continued Op. (%)	7.9%	7.4%	0.4 p.p.	3.5%	3.6%	(0.1) p.p.
Net (Loss) Income Total Consolidated	**902**	**680**	**32.6%**	**1,390**	**297**	**367.3%**
Net Margin - Total Consolidated (%)	7.9%	7.3%	0.5 p.p.	3.5%	0.9%	2.6 p.p.
Adjusted EBITDA	**1,587**	**1,413**	**12.3%**	**5,187**	**5,317**	**(2.5%)**
EBITDA Adjusted Margin (%)	13.8%	15.2%	(1.4) p.p.	13.1%	15.9%	(2.8) p.p.
Tributary Impacts (ICMS and Staple Food Basket)	92	89	2.8%	92	884	(89.6%)
EBITDA Adjusted Ex-Tributary Effects*	**1,496**	**1,324**	**13.0%**	**5,095**	**4,433**	**14.9%**
EBITDA Adjusted Margin Ex-Tributary Effects* (%)	13.0%	14.3%	(1.2) p.p.	12.9%	13.3%	(0.3) p.p.
Cash Generation (Consumption)	**(1,502)**	**(114)**	**1217.5%**	**3,066**	**2,875**	**6.6%**
Net Debt	14,152	13,269	6.7%	14,152	13,269	6.7%
Leverage (Net Debt/Adj.EBITDA LTM)	**2.73X**	**2.50X**	**9.1%**	**2.73X**	**2.50X**	**9.1%**

* Excluding tax assets relating to exclusion of ICMS from the PIS/Cofins calculation basis and ICMS liabilities over Staple Basket

Below, our results by segment, and related quarterly and annual comparisons between 2020 and 2019:

BRAZILIAN SEGMENT

Brazil Segment	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Volume (Thousand Tons)	**629**	**608**	**3.4%**	**2,321**	**2,195**	**5.8%**
Poultry (In Natura)	123	128	(4.0%)	466	504	(7.6%)
Pork and Others (In Natura)	26	31	(15.8%)	119	117	2.0%
Processed foods	480	450	6.8%	1,737	1,574	10.3%
Net Operating Revenues (R$, Million)	**6,395**	**5,085**	**25.8%**	**20,985**	**17,489**	**20.0%**
Average price (R$/Kg)	10.17	8.36	21.6%	9.04	7.97	13.4%
COGS	(4,631)	(3,702)	25.1%	(15,711)	(13,212)	18.9%
Gross Profit (R$, Million)	**1,765**	**1,383**	**27.6%**	**5,274**	**4,278**	**23.3%**
Gross Margin (%)	27.6%	27.2%	0.4 p.p.	25.1%	24.5%	0.7 p.p.
EBITDA Adjusted Ex-Tributary Effects*	**1,101**	**841**	**30.9%**	**3,085**	**3,014**	**2.4%**
EBITDA Adjusted Margin Ex-Tributary Effects* (%)	17.2%	16.5%	0.7 p.p.	14.7%	17.2%	(2.5) p.p.
Adjusted EBITDA ex-ICMS	**1,010**	**752**	**34.3%**	**2,993**	**2,129**	**40.6%**
EBITDA Adjusted Margin ex-ICMS (%)	15.8%	14.8%	1.0 p.p.	14.3%	12.2%	2.1 p.p.

* Excluding tax assets relating to exclusion of ICMS from the PIS/Cofins calculation basis and ICMS liabilities over Staple Basket

4Q20 x 4Q19

The solid performance is 4Q20 reflects our strategy in line with operational and commercial execution, mainly stemming from (i) an accelerated pace of innovations that reached 5.6% of revenue from 3.3% in 4Q19 (69.7% growth y/y); (ii) value-added mix share reached 84.0% of sales, 0.5 p.p. higher than in 4Q19; (iii) advance of the preference index with Perdigão and Qualy, when compared to 2019. It is also worth noting a recovery of market share that reached 42.8%, +0.5 p.p. higher than the previous bi-monthly period.

Brazilian segment net revenue totaled R$6,395 million, 25.8% higher y/y in 4Q20. Average prices increased by 21.6% y/y in 4Q20, due to an improved mix of products and channels, besides agile management to mitigate the grain price increase and Covid-19-related additional expenses. Total volume grew by 3.4% y/y, and higher value-added categories standing out, such as processed food and margarines, which increased by 6.8% y/y.

It is worth mentioning the best and successful year-end campaign since 2014, with a 10% growth in the sell-out volume versus 2019, highlighting the 4.4% advance in poultry. The net revenue from Christmas food products

surged 10.2% y/y, as a result of (i) better commercial execution that played a leading role in points-of-sale; and (ii) 16% y/y average price increase, mainly deriving from an improved mix of products with new launches, such as the new Premium Line Speciale, the expansion of "Chester" portfolio, other Christmas dinner options with Sadia special chicken, the development of Supreme line and the rollout of Christmas deserts, with new flavors of Miss Daisy line.

Concerning kits, we totaled 2.8 million units sold. Several companies replaced kits with gift vouchers, making the company adopt a new multichannel strategy with sales diversification, with a focus on profitability. We increased the number of deliveries, especially door-to-door, from 4,500 in 2019 to 25,000, in 2020.

With the implementation of +Excelência program, we advanced commercial productivity through the recovery of customers, reaching 278,000 points-of-sale, a significant evolution compared to 262,000 in 3Q20. We also improved our delivery level of services, we stepped up productivity at distribution centers and we optimized the replacement of our products, with a focus on preventing and reducing breakage through structuring and automation projects.

This positive commercial performance, coupled with greater operating efficiency, mitigated the impact of high grain costs, as well as non-recurring expenses to prevent and fight against the effects of the Covid-19. Hence, gross margin rose 0.4 p.p. y/y to 27.6% in 4Q20.

Adjusted EBITDA significantly advanced 30.9% in 4Q20 y/y, with a margin of 17.2% (+0.7 p.p. y/y). Excluding costs and expenses related to the Covid-19 in the Brazilian segment, totaling R$54 million, the Adjusted EBITDA would total R$1,156 million (+37.4% y/y) in 4Q20, recording an Adjusted EBITDA Margin of 18.1% (+1.5 p.p. y/y).

2020 x 2019

Despite the challenges faced by the domestic market due to the pandemic, we kept the pace of our strategic planning, bolstering our competitive advantages, advancing business generation with profitability. We invested in our brands, we expanded our portfolio of high value-added products, we improved our performance in new channels and we reinforced those in which we were present, besides enhancing the level of services to our customers. Thus, we hit a record result: net revenue of R$20,985 million, a 20.0% growth y/y, highlighting the processed category, whose volume increased 10.3% y/y. The Adjusted EBITDA reached R$3,085 million (+2.4% y/y), and an adjusted margin of 14.7% (2.5 p.p. y/y) in 2020.

INTERNATIONAL SEGMENT

International Segment	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Volume (Thousand Tons)	**498**	**497**	**0.2%**	**1,880**	**1,909**	**(1.5%)**
Poultry (In Natura)	373	386	(3.3%)	1,435	1,504	(4.6%)
Pork and Others (In Natura)	51	44	17.1%	194	152	27.9%
Processed foods	74	67	9.5%	252	253	(0.5%)
Net Operating Revenues (R$, Million)	**4,708**	**3,924**	**20.0%**	**17,240**	**14,899**	**15.7%**
Average price (R$/Kg)	9.45	7.89	19.7%	9.17	7.81	17.5%
COGS	(3,674)	(3,003)	22.4%	(13,315)	(11,303)	17.8%
Gross Profit (R$, Million)	**1,033**	**921**	**12.2%**	**3,925**	**3,596**	**9.1%**
Gross Margin (%)	22.0%	23.5%	(1.5) p.p.	22.8%	24.1%	(1.4) p.p.
Adjusted EBITDA (R$, Million)	**477**	**571**	**(16.4%)**	**2,101**	**2,316**	**(9.3%)**
Adjusted EBITDA Margin (%)	10.1%	14.5%	(4.4) p.p.	12.2%	15.5%	(3.4) p.p.

1) Asia

Asia	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Volume (Thousand Tons)	**139**	**138**	**1.0%**	**554**	**526**	**5.4%**
Poultry (In Natura)	94	101	(7.1%)	378	398	(5.1%)
Pork and Others (In Natura)	40	32	26.6%	156	107	45.4%
Processed foods	5	5	2.0%	20	20	1.4%
Net Operating Revenues (R$, Million)	**1,502**	**1,313**	**14.4%**	**5,658**	**4,541**	**24.6%**
Average price (R$/Kg)	10.78	9.52	13.2%	10.21	8.64	18.2%
COGS	(1,081)	(919)	17.6%	(4,039)	(3,435)	17.6%
Gross Profit (R$, Million)	**421**	**394**	**7.0%**	**1,619**	**1,107**	**46.3%**
Gross Margin (%)	28.0%	30.0%	(2.0) p.p.	28.6%	24.4%	4.2 p.p.
Adjusted EBITDA (R$, Million)	**342**	**375**	**(8.7%)**	**1,418**	**1,046**	**35.5%**
Adjusted EBITDA Margin (%)	22.8%	28.6%	(5.8) p.p.	25.1%	23.0%	2.0 p.p.

4Q20 x 4Q19

In 4Q20, net revenue in the Asian market surged 14.4% y/y to R$1.5 billion, reflecting higher volumes shipped in the quarter (+1.0% y/y) and higher average prices in Reais (+13.2% y/y). The outbreak of African Swine Fever is still impacting supply in several Asian countries, resulting in higher demand for imported products. In China, for instance, despite the partial recovery of local breeding stock and imports banished from other supplying countries, demand remained strong with attractive prices, which contributed to net revenue growing 20% in the period. In Japan, we saw a market slight recovery after the Japanese government's incentive programs, such as "Go to Travel" and "Go to Eat", but not sufficient to restore demand to the levels of 2019. Accordingly, local inventories remained at high levels reinforcing the negative pressure of prices. In other markets, the Real depreciation versus the US dollar favored prices in Reais, but price variation in US dollars and volume fluctuation according to supply and demand were influenced by the pandemic.

Gross profit reached R$421 million in 4Q20, with a gross margin of 28.0% (-2.0 p.p. y/y). Lower profitability was mainly due to higher production costs and Covid-19-related expenses, besides the currency hedge effect. Expenses relating to actions to prevent and fight against the effects of Covid-19 in the Asia segment totaled R$15 million. Excluding these effects, Adjusted EBITDA would total R$357 million in 4Q20, with a margin of 23.8% (+4.8 p.p. y/y).

2020 x 2019

In 2020, the commercial dynamics in the Asian market went through adverse events, influenced by African Swine Fever and the pandemic of COVID-19. In China, demand for proteins remained strong with adjusted pricing. Our volumes to the Asian market soared 44% y/y, with a price increase in Reais of 15.9% y/y. On the other hand, Japan, the second-largest Asian market, saw a slow demand due to the postponement of the Olympic Games and extensive lockdowns to curb the dissemination of the Covid-19 pandemic. As a result, we saw a scenario of high poultry inventories, with lower US dollar prices. In other markets, our volumes surged in Singapore and Vietnam, but we saw pitfalls to expand in other markets, such as the Philippines, after the banishment of Brazilian product imports.

A positive commercial execution in 2020, coupled with strict control of US dollar-denominated expenses were sufficient to offset higher production costs, Covid-19-related expenses, and the currency hedge effect. Thus, Adjusted EBITDA advanced 35.5% y/y to R$1,418 million, with an adjusted EBITDA margin of 25.1%. Excluding the Covid-19 effects, Adjusted EBITDA would total R$1,479 million in 2020, with a margin of 26.1% (+3.1 p.p. y/y).

2) Halal Distribution – Halal DDP

Halal DDP	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Volume (Thousand Tons)	**184**	**184**	**(0.3%)**	**717**	**716**	**0.0%**
Poultry (In Natura)	150	153	(2.0%)	593	586	1.2%
Others (In Natura)	1	0	68.7%	2	3	(37.3%)
Processed foods	33	30	6.8%	122	128	(4.2%)
Net Operating Revenues (R$, Million)	**1,924**	**1,456**	**32.1%**	**7,282**	**5,821**	**25.1%**
Average price (R$/Kg)	10.47	7.90	32.6%	10.16	8.13	25.1%
COGS	(1,457)	(1,102)	32.2%	(5,538)	(4,160)	33.1%
Gross Profit (R$, Million)	**467**	**354**	**32.0%**	**1,744**	**1,661**	**5.0%**
Gross Margin (%)	24.3%	24.3%	(0.0) p.p.	24.0%	28.5%	(4.6) p.p.
Adjusted EBITDA (R$, Million)	**135**	**124**	**8.9%**	**556**	**824**	**(32.6%)**
Adjusted EBITDA Margin (%)	7.0%	8.5%	(1.5) p.p.	7.6%	14.2%	(6.5) p.p.

4Q20 x 4Q19

Net revenue in Halal Distribution totaled R$1,924 million in 4Q20 (+32.1% y/y), favored by exchange rate depreciation of Real versus US dollar (31.0% y/y), despite a slight drop of -0.3% y/y in volumes. The temporary halt of the Kizad plant to export to Saudi Arabia, still adversely impacted performance in the region as a whole – especially the sale of processed food due to the need for redirecting volumes to other markets with lower profitability.

In Turkey, factors, such as the economic crisis, the Turkish lira depreciation, besides the Covid-19, adversely impacted the pace of production. However, our strategy proved to be appropriate as we kept the pace of our production, reinforcing our presence in retail, due to higher demand seen in 4Q20. Thus, net revenue in the referred country surged 26.6% y/y.

Improved net revenue in the period was fully offset by higher grain and production costs. Thus, gross margin remained in line with the same period of the previous year, at 24.3% in 4Q20. Expenses relating to actions to prevent and fight against the effects of Covid-19 in the Halal DDP segment totaled R$13 million. Excluding these effects, Halal Distribution's Adjusted EBITDA would total R$148 million in 4Q20, with an Adjusted EBITDA margin of 7.7% (-0.8 p.p. y/y).

2020 x 2019

We bolstered our presence in retail, we rolled out 36 new SKUs, targeting value-added portfolio, investments in our brands, which resulted in greater preference and market share. Thus, despite challenges, we sustained our volumes in line with 2019. The average price increased by 25.1% y/y, mainly due to currency depreciation. During 2020, we went through a few obstacles: (i) the halt of the Kizad plant to export to Saudi Arabia; (ii) political and economic crisis in Turkey; and (iii) impact on demand due to the Covid-19 pandemic. Net revenue surged 25.1%, but insufficient to mitigate higher grain and production costs. As a result, Adjusted EBITDA shrank 6.5 p.p. y/y, reaching 7.6% in 2020. If we exclude Covid-19-related expenses, the Adjusted EBITDA margin would be 8.6%.

3) Direct Exports

Direct Exports	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Volume (Thousand Tons)	**175**	**175**	**0.2%**	**609**	**667**	**(8.6%)**
Poultry (In Natura)	128	131	(2.1%)	464	520	(10.8%)
Pork and Others (In Natura)	11	12	(10.5%)	36	42	(12.9%)
Processed foods	36	32	13.3%	109	105	3.8%
Net Operating Revenues (R$, Million)	**1,282**	**1,155**	**11.0%**	**4,300**	**4,537**	**(5.2%)**
Average price (R$/Kg)	7.32	6.61	10.8%	7.06	6.80	3.7%
COGS	(1,137)	(982)	15.8%	(3,738)	(3,709)	0.8%
Gross Profit (R$, Million)	**145**	**173**	**(16.5%)**	**562**	**829**	**(32.2%)**
Gross Margin (%)	11.3%	15.0%	(3.7) p.p.	13.1%	18.3%	(5.2) p.p.
Adjusted EBITDA (R$, Million)	**(0)**	**72**	**n.m.**	**127**	**445**	**(71.5%)**
Adjusted EBITDA Margin (%)	(0.0%)	6.2%	(6.2) p.p.	3.0%	9.8%	(6.8) p.p.

4Q20 x 4Q19

In 4Q20, net revenue from Direct Exports rose 11.0% y/y to R$1,282 million, reflecting higher average prices in Reais (+10.8% y/y), mainly sustained by currency depreciation and slight volume growth of 0.2% y/y. We point out Chile, where we keep the pace of our strategy of increasing our presence in the modern trade through Sadia and Qualy brands, resulting in market share gains.

The Halal market represents more than 50% of the volume. The temporary halt of the Dois Vizinhos plant to export to Saudi Arabia and higher inventories in the markets in which we operate are still impacting the region's performance. Also, higher grain, production costs, and US dollar-denominated expenses pressured the region's profitability. As a result, the Adjusted EBITDA came close to zero. If we exclude Covid-19-related expenses, the Adjusted EBITDA would total R$10 million, with a margin of 0.8% (-5.4 p.p. y/y).

2020 x 2019

During 2020, we kept the pace of our strategy to increase the number of licenses, aiming at potentializing the markets in which we operate, as well as new geographies and products. We also improved our distribution in Chile (+16% y/y) in 2020, mainly focused on margarines, with a greater presence in the modern trade. In Africa, in line with our strategy to increase the share of value-added products in the international market, we expanded our category of processed food from 70.8% in 2019 to 76.4% in 2020. However, the direct export market was severely affected by the Covid-19 pandemic. Demand shrank due to a partial closure of the foodservice, excessive inventory in various markets in which we operate, hurdles in the exports flow to Iraq, temporary halt of plants, and operational deleverage. As a result, volumes plunged 8.6% y/y and our net revenue dropped 5.2% y/y. Thus, our Adjusted EBITDA margin was 3.0%, down 6.8 p.p. y/y. If we exclude the Covid-19-related expenses, the Adjusted EBITDA would total R$173 million, with a margin of 4.0% (-5.8 p.p. y/y).

OTHER SEGMENTS

Other Segments + Ingredients	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Volume (Thousand Tons)	**71**	**67**	**5.4%**	**277**	**269**	**3.0%**
Poultry (In Natura)	1	3	(73.7%)	3	10	(65.6%)
Pork and Others (In Natura)	2	1	138.8%	6	2	237.9%
Processed foods	1	1	(8.5%)	3	5	(33.8%)
Ingredients	42	44	(3.9%)	173	185	(6.7%)
Pet	1	1	8.2%	3	2	54.4%
Others Sales	25	18	36.0%	90	66	35.4%
Net Operating Revenues (R$, Million)	**371**	**281**	**32.0%**	**1,244**	**1,058**	**17.6%**
COGS	(274)	(215)	27.7%	(973)	(854)	13.9%
Gross Profit (R$, Million)	**96**	**66**	**45.8%**	**272**	**204**	**33.1%**
Gross Margin (%)	26.0%	23.5%	2.5 p.p.	21.8%	19.3%	2.5 p.p.
Adjusted EBITDA (R$, Million)	**79**	**45**	**73.7%**	**213**	**132**	**61.2%**
Adjusted EBITDA Margin (%)	21.2%	16.1%	5.1 p.p.	17.1%	12.5%	4.6 p.p.

Adjusted EBITDA for "Other Segments" [2] totaled R$79 million in 4Q20 and R$213 million in 2020, with an Adjusted EBITDA margin of 21.2% and 17.1%, respectively, especially fueled by better prices practiced in the Ingredients segment and higher volumes sold in our Global Desk, creating another level of gross margin, which grew 2.5 p.p y/y in both periods, and related higher EBITDA margin.

Corporate

Corporate - R$ Million	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Gross Profit	-	2	n.m.	(0)	(2)	(96.2%)
Adjusted EBITDA	**(69)**	**(44)**	**58.9%**	**(212)**	**(144)**	**47.2%**

Expenses related to contingency actions to fight against the effects of Covid-19 in the Corporate segment totaled R$15 million in 4Q20 and R$82 million in 2020, main expenses were those related to donations in the period, specialized advisory services expenditures, institutional communication campaign, tests conducted at units, amongst others. Excluding these effects, Adjusted EBITDA would have totaled negative R$54 million in 4Q20, mainly composed of (i) R$41 million provisions for civil and tax contingencies; and (ii) R$17 million divestment losses. In 2020, excluding the pandemic-related expenses, the Adjusted EBITDA would total negative R$130 million, and key impacts were (i) R$204 million referring to a settlement to dismiss a Class Action in the United States; (ii) R$110 million provision for civil and tax contingencies; (iii) R$28 million divestment losses; and (iv) reversal of provision for arbitration proceeding totaling R$14.5 million referring to the sale of a distribution center in Itaitinga-CE.

MARKET SHARE, PREFERENCE, AND INNOVATION

1) Brazil

As a result of our competitive advantages, such as brand preference, wide distribution, comprehensive portfolio, commercial execution, amongst others, we reached the level of 42.8% market share, 0.5 p.p. higher than the previous bi-monthly period and we recovered results from Frozen Meals, Processed Food and Margarines.

In 4Q20, due to temporary operational deleverage and amid increased demand, BRF kept the pace of its sales prioritization strategy. Also, aiming at increasing the level of service and market share, the Company continues investing in improving its capacity, as well as reinforcing the commercial team's productivity and efficiency.

In Frozen Meals, in the 6th bi-monthly period, BRF expands its absolute leadership, reaching 45.9% market share (+0.7 p.p. vs. 5th bi-monthly period). Within innovations of this category, the Sadia brand's Veg&Tal and Speciale lines surged sales by 28% and 62%, respectively (in the bi-monthly comparison, 6th vs. 5th). In Ready Meals, BRF reached 67.2% Market Share (+1.5 p.p. vs. 5th bi-monthly period), highlighting the recently launched Mac&Cheese, with a 16.3% market share.

In the Processed Food category, BRF advances 1.1 p.p. in the 6th bi-monthly period vs. the 5th, reaching 35.3% market share, in Cold Cuts, despite a small shrinkage (-0.3 p.p. vs 5th bi-monthly period), we still lead the development of sliced cold cuts segment, significantly growing and reaching 44.8% Market Share under this format, +2,0 p.p. above the same period of 2019. Sadia Speciale's sales grew by 9% versus the 5th bi-monthly period.

Margarines, highlight in the bi-monthly period, came 2.1 p.p. higher than the previous bi-monthly period. Market Share reached 58.3%.

The Market Share recovery evidences our appropriate strategy of combining growth and profitability, despite the pressure on costs and adverse effects of the pandemic, ending 2020 with Market Share levels similar to in the beginning of the year. We also remind that Nielsen reading does not include the *In Natura* category and sales

[2] The result of "Other Segments" is composed of results in the following units: (i) Ingredients (solutions in natural and innovative ingredients for health and nutrition industries); (ii) Global Desk (area in charge of settling few *in natura* products, negotiation of energy agreements, among others); (iii) Pets (animal food for the Pet Food market through Güd and Balance brands); and (iii) Corporate (corporate events not allocated to the segments, such as legal, tax provisions, Covid-19-related expenses, amongst others).

channels (ex.: foodservice), which are relevant for BRF, as well as a partial reading in small retail (referred to as "route").

Concerning *In Natura* products, we point out the advance in the value-added portfolio, especially the Bio line, with volume growth of 40% versus 3Q20.

Concerning Innovations, we kept an accelerated during 4Q20, reaching 5.6% of revenue versus 3.3% in 4Q19 (69.7% growth y/y), highlighting the new Speciale line with Cold Cuts and Mortadella, new Miss Daisy pies, Cheese Roll, Butter, and Qualy Cream Cheese, Grilled Pork Beef Tenderloin, KFC Chicken Breast, Sadia new pork cuts, new Holiday food items and the new shelf-stable line of Perdigão with "Feijoada", Chicken Stroganoff, Chicken Breast with White Carrot, Thigh and Drumstick with mustard.

Concerning our brand performance, the preference index recorded a result similar to 2019 in total BRF, with 0.3 p.p. growth in Perdigão and 0.4 p.p. shrinkage in Sadia in the food scenario. Qualy grew 0.8 p.p. y/y in the Margarines category. We also reinforced our presence in the media with higher brand digital investment. Another positive performance was the NPS – Net Promoter Score, wherein BRF grew by 4% in Qualy, reaching 7.97, +2% in Perdigão, totaling 8.04, and Sadia which came in line with 2019 at 8.22.


Total BRF
43.1%
42.8%
43.4%
43.0%
42.5%
42.3%
42.8%
6Bi19
1Bi20
2Bi20
3Bi20
4Bi20
5Bi20
6Bi20

Source: Nielsen


Cold Cuts
48.7%
49.4%
49.4%
48.9%
48.9%
48.5%
48.2%
Nov/Dec 2019
Jan/Feb 2020
Mar/Apr 2020
May/Jun 2020
Jul/Aug 2020
Sept/Oct 2020
Nov/Dec 2020


Margarines
55.1%
55.6%
56.3%
58.6%
57.4%
56.3%
58.3%
Dec/Jan 2020
Feb/Mar 2020
Apr/May 2020
Jun/Jul 2020
Aug/Sept 2020
Oct/Nov 2020
Dec/Jan 2021


Frozen Meals
45.2%
45.0%
45.3%
46.6%
45.5%
45.2%
45.9%
Dec/Jan 2020
Feb/Mar 2020
Apr/May 2020
Jun/Jul 2020
Aug/Sept 2020
Oct/Nov 2020
Dec/Jan 2021


Sausages/Franks
35.5%
34.5%
35.6%
33.8%
33.8%
34.2%
35.3%
Nov/Dec 2019
Jan/Feb 2020
Mar/Apr 2020
May/Jun 2020
Jul/Aug 2020
Sept/Oct 2020
Nov/Dec 2020

Source: Nielsen Retail Bi-monthly – Margarines and Frozen Meals (December/January) reading; Processed Food and Cold Cuts (November/December) reading.
**Important: due to changes in Nielsen Retail bases, BRF's share level can be altered (up or down), already considering the latest reading and track record.*

2) International Segment

In the GCC region, we ended 2020 with an aggregate share of 37.1%, consolidating our leading position in the market. According to the last Nielsen reading, we have:

(i) griller with 49.6% (+ 1.5 p.p. y/y);

(ii) chicken cuts with 55.5% (+0.3 p.p. y/y);

(iii) processed food with 14.8% (- 6.0 p.p. y/y);

In Turkey, we ended 2020 with a 22.6% market share, 3.9 p.p. higher than in 2019. We highlight the processed food category that reached 25.9% market share, a 4.9 p.p. y/y growth. This is a result of actions to reinforce the Banvit brand, whose preference among consumers jumped from 39% to 54%, making the chicken brand the most preferred brand in Turkey, according to the Ipsos Institute.

ESG

1) Recognitions & Achievements:

- For the 14th year, we join the select group of B3's Corporate Sustainability Index that highlights companies and groups committed to sustainability.
- Inclusion in B3's Efficient Carbon Index (ICO2), evidencing our commitment to transparency of emissions, anticipating the vision how we are working towards a low-carbon economy.
- Zero Waste international certification granted by the Ministry of Environment and Urbanization of Turkey to the Bandirma plant and other two plants in Izmir.

- ISO Certification– 37001 – Anti-Bribery Management System
- 4th position in the Abrasca's Award of Best Integrated Report in 2020, with an honorable mention in the Economic and Financial Analysis category.

2) 4Q20 Highlights

- The Vice Presidency of Institutional Relations, Reputation, and Sustainability is created headed by Mrs. Grazielle Tallia Parenti.
- The Sustainability Policy is drawn up and disclosed, setting out the Company's guidelines concerning commitments and principles to be applied in business.
- For the fifth consecutive year in partnership with Sesc Nacional "Mesa Brasil" Program, we donated 250,000 "Chesters" in a campaign that already changed the Christmas of nearly 10 million consumers of 14 Brazilian states, since its deployment. Since 2016, we have already delivered over 1,250,000 units of "Chester".
- Inclusion of sustainability goals linked to the variable compensation of executives and those eligible for a bonus.
- We Movement: coalition of BRF and other food & beverage companies to support the small retailer during the pandemic.
- Support to the Amazon: participation in the solidary action "Juntos pelo Amazonas" (Together for the Amazon) along with other 14 companies to donate an oxygen generating plant amid the sanitation crisis faced by Amazonas state, due to the pandemic worsening.

3) Covid-19 Expenses

The pandemic of Covid-19 poses great challenges, we promptly and consistently acted to protect our employees, outsourced workers, and maintain our production levels. We innovated by negotiating a Commitment Agreement with the Labor Prosecution Office, consistent with our commitment to always adopt the best practices to preserve health, wellness, and productivity.

We keep focused on safe food production, protecting our employees, especially those at the higher risk group, and supporting the communities in which we operate, our customers, and suppliers. We have been working as a benchmark and example of good practices in this area.

In 4Q20 and 2020, expenses to fight the impacts of Covid-19 on the Company's businesses, as detailed in Note 1.4 to the standardized financial statements (DFP), are listed below:

4Q20

R$ Millions	Total	Brazil	Halal DDP	Asia	Direct Exp.	Corporate
Additional personnel expenses	27	17	3	4	3	0
Prevention and control expenses	52	0	0	7	0	-
Donations	8	-	0	3	-	5
Logistics	0	32	6	0	6	-
Others	20	5	4	1	1	10
Total	**107**	**54**	**13**	**15**	**11**	**15**

2020

R$ Millions	Total	Brazil	Halal DDP	Asia	Direct Exp.	Corporate
Losses and operational deleverage	80	47	8	13	11	-
Additional personnel expenses	111	68	17	15	11	0
Prevention and control expenses	140	18	3	20	3	-
Donations	42	-	5	4	-	33
Logistics	26	87	17	3	16	-
Others	101	23	19	6	5	48
Total	**499**	**242**	**69**	**61**	**46**	**82**

Additional personnel expenses: these mainly include temporary workers, and overtime;

Prevention and control expenses: these mainly include, personal protection equipment (PPE), additional chartered buses for employees, healthcare plan, dining hall adequacy, testing, control of temperature, among others;

Donations: food, PPEs, tests for Covid-19, containment and prevention actions, support to research and development, an incentive to produce vaccines, amongst others;

Logistics: increase in the primary and secondary agribusiness transportation fleet, extra daily rates in primary logistics, additional exports, and fuel expenses;

Others: expenses related to advisory services, tests, institutional campaigns, raw material losses, legal counsels, travels, among others.

4) Commitments

We are strongly committed to sustainability, which is part of our Essence. Complementing various actions executed, we reiterate our mission of leading the global and cross-sectional ESG aspects, connected with BRF 2030 Vision, in synergy with a great global corporate sustainability initiative, the UN Global Compact. We defined 22 public commitments, for instance, related to animal wellness, traceability, natural resources, innovation, and diversity, the evolution of which can be observed in greater detail on our website https://www.brf-global.com/sustentabilidade/.

These are the 5 targets connected with compensation, composed of distinct sustainability topics, whose developments will be reported quarterly.

Category	Commitments up to 2025
Commodities	Ensure 100% traceability of grains acquired from the Amazon and the Brazilian Cerrado until 2025
Natural Resources	Reduce by 13% the water consumption index at BRF until 2025
Food Waste	Promote education to reduce food waste in 50 municipalities of10 Brazilian states until 2025
Diversity	Reach 30% of women in leadership positions until 2025
Packaging	Have 100% of packages recyclable, reusable or biodegradable until 2025

RELEVANT ACTIONS DURING 4Q20

Brazilian Segment:

Our consumer in the core of our initiatives is key for us to accomplish our business mission. In this regard, we act aiming at increasingly approaching our consumers, enhancing the relevance and preference of our brands and channels:

- **Sadia**: launch of campaigns (i) "**Lasanha Sadia – O sabor que você adora**" (Sadia Lasagna– your favorite flavor), with chef Felipe Bronze; (ii) Sadia Speciale with Conductor João Carlos Martins; (iii) sponsor of CCXP, Brazil's largest pop cultural event; (iv) digital campaign of Sadia Orgânico *(organic)* line.
- **Perdigão**: launch of campaigns: (i) "**Qual o sabor de Perdigão na sua casa?**" (Which is Perdigão flavor at home?), which reinforces the idea that "taste is a bond among people"; and (ii) Holiday Campaign, and Chester as the icon of Brazilians' Christmas tables and absolute market leader in premium poultry, a campaign selected by Exame magazine as one of 6 most thrilling Christmas campaigns in 2020.
- **Qualy**:(i) we kept the pace of "**Fala com Qualy**" campaign, which means, "Talk to Qualy", with an NPS of 8.43(ii) this brand received for the 15th consecutive year, the Folha Top of Mind Award as the margarine brand most reminded by consumers; and (iii) we concluded the "Porta-Potes" campaign, connecting purchase-win action at POS with exclusive activations in the digital environment.
- **Store-in-Store:** this project strongly advanced in partnership with key retail chains, reaching 109 stores in 2020, aiming an improved commercial execution and potentializing the value-added mix;
- **Digital platforms**: (i) **B2B**: we launched the CentralBRF, a platform 100% released with customer service, 24 hours/day, 7 weekdays; (ii) **B2B2C**: we concluded its activation in 100% of on-demand Apps, complementing the company's omnichannel strategy; (iii) **Mercato em Casa** (Market at Home): we expanded our e-commerce to approximately 80% of Brazil's e-commerce;
- **Mercato Sadia**: Official inauguration of the brick-and-mortar store in the city of São Paulo, which like the e-commerce will operate as a large hearing and testing laboratory. Our objective is to reach 12 stores by the end of 2021.

International Segment:

- 3 plants were licensed in 4Q20, totaling 44 new licenses in 2020, always concerned with greater possibilities for our operations in markets which we are already present, and for new territories;
- The suspended license of Lajeado and Dourados units for China is reversed;
- We expanded our portfolio by launching 149 SKUs for our export markets in 2020, with a focus on increasing penetration in higher value-added products:
  - 62% of value-added product launches; and
  - 38% of *in natura* product launches;
- The acquisition of Joody Al Sharqiya Food Production Factory is concluded, a company that performs food processing from a plant located in Dammam, Saudi Arabia. BRF will start deploying a project to increase this plant's processing capacity from 3,600 tons/year to 18,000 tons/year, with an additional investment of US$7.2 million.
- Aiming at approaching our consumers, several campaigns were executed in 2020, especially with the Sadia brand. Thus, for the second consecutive year, the SADIA brand was voted the brand #1 by Gulf consumers, reaching 33.6% of the Brand Equity Index, and sustaining its preference legacy in the poultry segment. Below, brand's key campaigns:
  - Launch of the first 360-degree campaign "**A Journey Of Quality From Our Farms To Your Table**", to reinforce the superior quality of frozen chicken and educate on the benefits of the quick freezing process.
  - Launch of the second-largest 360-degree campaign "**It's a Matter Of Time**" reiterating the message of safety, hygiene, positiveness within the context of the pandemic, Ramadan, and stay-at-home orders.

- Launch of the campaign "**The New Dining Out Is Now Dining In**" with a focus on innovations and value-added products, communicating the unique benefits of products, and positioning them as an excellent alternative to fast food.
- The last communication aimed at the launch of most premium products within the breaded segment, informing the product's differentiated aspects.

Other highlights in the quarter:

- **Commodities 4.0 Journey:** In December 2020, we developed the Geoanalytics Territorial Intelligence Digital Platform and the Smart Center, technologies allowing the integrated monitoring of agricultural commodities chain with geographic databank, aerospace vision, and territories traceability that impact grain supply, connected with sustainability initiatives underway;
- **Operational Excellence System (SEO)**: we consistently advanced implementation, from 57% in 4Q19 to 76% of adhesion to pillars in the mandatory level in 4Q20, besides keeping the pace of PCL Pillar (Planning, Control, and Logistics) for other BRF units;
- **Digital**: the process digitalization is underway (digital traceability and logbook), reaching main units by the end of 2020;
- **Value Engineering and Non-Price:** R$33 million is captured in 4Q20, also contributing to ensure supply of materials and inputs to our units, with a minimum breakage index (despite the obstacles caused by the Covid-19 pandemic), also mitigating inflation in supplies processes.
- **Agreements**: we entered into a cooperation agreement with the public institution, the Chinese Academy of Inspection and Quarantine (CAIQ), to promote and execute projects concerned with laboratory method researches for food, animal food, and animal health;
- **Certifications**: the poultry production process of Sadia Bio line, in the city of Lucas do Rio Verde/MT, again received the WQS Certification and the Certified Humane, relevant recognitions in the adoption of production practices, animal wellness, and transparency with end consumer;
- **Technology**: the Salesforce platform is installed to globally manage BRF customers, including the "B2B Customer Portal", an open space for communication, whose main assumption is hearing customers improve services and products.
- **Complaints**: in December 2020, we recorded the best result of the Complaint Index over the past two years, with 5.37 parts per million (ppm), 24% below the Acceptable Maximum Value (VMA).
- **People**: in line with the digitalization strategy, we rolled out the People Portal and the Global Portal, which stood out for self-service, and employees' empowerment, accessible at any time, at any place. Among various functionalities, it is worth noting the Global Portal now is the key access to all systems, in-house channels, news, intelligent searches, approvals, and in-company rules.
- **Health**: the Telemedicine Program is launched, which consists of offering healthcare services, 24 hours/day, seven weekdays, via video calls for all employees and dependents, offering this service to over 170,000 people.

CONSOLIDATED PERFORMANCE

Net Operating Revenue (NOR)

Volumes - Thousand Tons	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Poultry (In Natura)	496	516	(3.9%)	1,904	2,018	(5.7%)
Pork and Others (In Natura)	79	75	4.7%	319	270	18.0%
Processed foods	554	515	7.6%	1,986	1,827	8.7%
Others Sales	69	66	4.0%	270	258	5.0%
Total	**1,198**	**1,173**	**2.2%**	**4,479**	**4,373**	**2.4%**
NOR (R$ Million)	**11,474**	**9,290**	**23.5%**	**39,470**	**33,447**	**18.0%**
Average Price (NOR)	9.58	7.92	20.9%	8.81	7.65	15.2%

Net revenue totaled R$11.5 billion (+23.5% y/y) in 4Q20 and R$39.5 billion (+18.0% y/y) in 2020, reflecting: (i) an improved business performance in the Brazilian Segment, which recorded a volume growth of 3.4% y/y and 5.8% in 2020, and a combination of a mix of products and prices; (ii) increase in net revenue from the International Segment, mainly boosted by exchange rate depreciation effects of approximately 31% in 4Q20 and 2020.

Hedge accounting strategy

BRF's Financial Risk Management Policy ("PGRF") sets forth the guidelines relating to its financial risk management, mainly focused on market risk, counterparties, and liquidity. This policy aims at bringing stability and predictability to the Company's results, reducing volatility and the Net Income at Risk. The exposure of operational results derives from the projection of income and expense directly and indirectly indexed to foreign currency. The direct exposure derives from income and expense originated in these currencies, such as exports, for instance. The indirect exposure refers to the amounts denominated in Reais, with the indirect influence of the exchange rate when defining prices and costs. To mitigate and control these risks, assessment, and control procedures are executed, considering i) the periodic calculation of net operational result exposure in foreign currency; ii) the validation of exports coverage, retrospectively and prospectively, with sufficient margin to absorb eventual market fluctuations; iii) the continued monitoring of instruments amortization flow; and iv) the monitoring and quantification of limits, adopting proprietary methodologies and its effects on the Company's financial statements.

The position settled during 4Q20 was established over 12 months before its settlement, and the contract timeframe has been defined by the Company.



Cash Flow Hedge - Build-Up of Derivatives Instruments Settled in 4Q20
Thousand USD
600,000
500,000
400,000
300,000
200,000
100,000
0
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
BRL/USD
4Q19
1Q20
2Q20
3Q20
4Q20
163,000
226,000
263,000
384,000
534,000
4.199
4.241
4.507
4.858
5.073
4.031
5.199
5.476
5.641
5.197
Cummulative Notional Exposure
Avg. Strike Price
FX Rate - EoP

According to Note 24.4.2 to the Company's financial statements, the position falling due, aiming at protecting/ hedging operational result, remains consistent with is PGRF, which was updated in December 2020 and can be found on our Investor Relations Webpage. We point out that we kept the hedge timeframe, the financial instruments to be used, and continued improvement of our monitoring and control procedures.


Cash Flow Hedge - Derivatives Instruments by Expiry Date
Thousand USD
BRL/USD
5.234
5.469
5.614
5.750
373,000
70,000
50,000
10,000
1Q21
2Q21
3Q21
4Q21
Notional to be Settled
Strike Price

The Company can make additional contracts for cash flow hedge, as provided for in its Policy, always backed by expected export volumes, and to the extent its probability increases, assuming a 12-month timeframe. For the purposes of cash flow hedge, we point out that its objective is to hedge its operational result and reduce volatility, not allowing, under any circumstance, the contract of derivative financial instruments for speculation purposes.

Cost of Sales (COGS)

COGS - R$ Million	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Cost of Goods Sold	(8,580)	(6,918)	24.0%	(29,999)	(25,370)	18.2%
R$/Kg	7.16	5.90	21.4%	6.70	5.80	15.4%

COGS per kg rose 21.4% y/y in 4Q20 and 15.4% y/y in 2020, reflecting grain average price increase (+52.7% y/y considering the three months preceding the end of the quarter[3] and 51.2% y/y in 2020), as well as the exchange rate depreciation, approximately, +31% y/y in 4Q20 and in 2020 which impacted acquisition costs of inputs and supplies. It is worth noting that, according to Embrapa (Brazilian Company of Agribusiness Research), poultry and swine production theoretical costs rose 46.4% and 60.1%[4] y/y in 4Q20, respectively. In the accumulated period since early 2019, we saw ICP (production cost index) soaring nearly 62%. The Company's grain management strategy, which aims at ensuring costs below the market and contributing to achieving healthy margins, comprises increasing storage capacity, operating efficiency, and ideal occupation level, besides potentializing the consumption of alternative inputs, contributed to mitigate the impacts of higher commodities prices over production costs.

Production Cost Index (ICP) Embrapa vs. BRF Cost (COGS/kg) - Basis 100

[3] Spot average prices, considering 2/3 – corn and 1/3 – soybean bran – Esalq/B3.
[4] Variation in the average production cost index of Embrapa (ICP-Poultry and ICP-Swine) between 4Q19 and 4Q20, publicly available on the website www.embrapa.br


162
131
123
121
118
113
113
106
106
102
101
100
99
99
Embrapa's Costs
COGS/KG BRF
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20

In 2020, according to Note 7 to the Financial Statements, our raw material inventories reached the balance of R$2,047 million (R$804 million in 2019), a 154.7% increase y/y. This result derives from the strategic decision of raising inventory levels, especially raw material and finished products, anticipating an upward trend in grain costs.

Also, the costs to fight the impact of Covid-19 on our operations totaled R$84 million in 4Q20 and R$357 million in 2020. However, these increases were partially mitigated by savings obtained with the Expense Matrix Management program (GMG), globally, in which 19 expense packages are managed by multidisciplinary teams under centralized coordination. Besides savings generated by GMG, which totaled approximately R$185 million in 2020, the Company periodically analyzes the management maturity level through the MMGP-Prado method, implemented with the support of the advisory firm, Falconi Consulting. On a scale from 1 to 5, we advanced to 2.52 in 2020 (2.10 in 2019).

Gross Profit

Gross Profit - R$ Million	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Gross Profit	**2,895**	**2,373**	**22.0%**	**9,471**	**8,077**	**17.3%**
Gross Margin (%)	25.2%	25.5%	(0.3) p.p.	24.0%	24.1%	(0.2) p.p.

Gross margin was 25.2% (-0.3 p.p. y/y) in 4Q20 and 24.0% (-0.2 p.p. y/y) in 2020, affected by higher costs during periods, especially those related to prevent and fight the impact of Covid-19 on our operations that raised costs by R$84 million in 4Q20 and R$357 million in 2020. Excluding these costs, gross margin would have reached 26.0% in 4Q20 and 24.9% in 2020.

Operating Expenses

Operating Expenses - R$ Million	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Selling Expenses	**(1,573)**	**(1,363)**	**15.4%**	**(5,600)**	**(4,936)**	**13.5%**
% of the NOR	(13.7%)	(14.7%)	1.0 p.p.	(14.2%)	(14.8%)	0.6 p.p.
General and Administrative Expenses	**(220)**	**(197)**	**11.9%**	**(770)**	**(616)**	**25.1%**
% of the NOR	(1.9%)	(2.1%)	0.2 p.p.	(2.0%)	(1.8%)	(0.1) p.p.
Operating Expenses	**(1,793)**	**(1,560)**	**14.9%**	**(6,370)**	**(5,551)**	**14.7%**
% of the NOR	(15.6%)	(16.8%)	1.2 p.p.	(16.1%)	(16.6%)	0.5 p.p.

Total operating expenses increased by 14.9% y/y in 4Q20, on the back of (i) expenses relating to prevention and fight against the effects of Covid-19 on our operations, totaling R$24 million; (ii) higher expenses denominated in Brazilian Reais in the international market, due to depreciated exchange rate; and (iii) higher expenses due to marketing campaigns not executed in the first half, which were postponed due to the pandemic. In 2020, total expenses rose 14.7%, owing to (i) expenses relating to prevention and fight against the effects of Covid-19 on our operations, totaling R$142 million; (ii) higher expenses denominated in Brazilian Reais in the international market, due to depreciated exchange rate; and (iii) freight expenses in Brazil, due to a greater industry demand for trucks. However, total expenses, as a percentage of net revenue, both in 4Q20 and in 2020 decreased 1.2 p.p. and 0.5 p.p., respectively, due to strict control of expenses in the period.

Other Operational Results

Other Operating Results - R$ Million	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Other Operating Results	(141)	(14)	884.0%	(254)	429	(159.3%)
% of the NOR	(1.2%)	(0.2%)	(1.1) p.p.	(0.6%)	1.3%	(1.9) p.p.

In 4Q20, we recorded a net negative result of R$141 million under "Other Operational Results", which includes (i) employees and management profit-sharing totaling -R$123 million; (ii) impairment relating to the sale of Romania assets totaling -R$55 million; (iii) other expenses totaling -R$34 million; but partially offset by (i) exclusion of ICMS (State VAT) from PIS/COFINS (federal taxes on gross revenue) calculation basis, totaling R$40 million; (ii) PIS/Cofins additional credits of R$32 million; (iii) amnesty in the state of Rio de Janeiro referring to staple basket lawsuit totaling R$36 million. In 2020, we recorded a net negative result of R$254 million, which mainly includes (i) employees and management profit sharing totaling -R$283 million (ii) settlement to dismiss class action totaling -R$204 million (iii) provisions for civil and tax contingencies of -R$68 million (iv) impairment relating to the sale of Romania assets in the amount of -R$55 million, among others. These expenses were mainly offset by tax recoveries, especially, those referring to PIS and COFINS over marketing expenses, rebates and benefits, exclusion of ICMS from the PIS and COFINS calculation basis, and reversal of provisions totaling R$482 million. For greater detail of this item, see Note 27 to the Financial Statements.

Financial Result

Financial Results R$ Million	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Net Interest	(434)	(267)	62.4%	(1,522)	(1,433)	6.2%
Interest over assets and Net Liabilities	(401)	(267)	50.3%	(1,333)	(1,272)	4.7%
Costs over Anticipated Debt Liquidation	(32)	-	n.m.	(189)	(160)	18.0%
Adjusted Present Value	(127)	(80)	57.9%	(418)	(305)	37.0%
Net Charges on Rights and Obligations	98	(132)	(174.1%)	(171)	40	(522.3%)
Interest on Rights	**121**	**50**	**140.5%**	**252**	**1,050**	**(76.0%)**
Interest over ICMS based on PIS/COFINS	59	12	387.4%	59	893	(93.4%)
Other Rights	62	38	62.1%	193	156	23.4%
Charges on Obligations	**(23)**	**(182)**	**(87.4%)**	**(423)**	**(1,009)**	**(58.1%)**
Charges on ICMS over Staple Food Basket	112	40	179.1%	112	(350)	n.m.
Actuarial Liabilities	(3)	(50)	(94.0%)	(34)	(50)	(32.9%)
Contigent Liabilities	(44)	(88)	(49.8%)	(155)	(224)	(30.8%)
Commercial lease	(53)	(41)	27.7%	(208)	(160)	29.7%
Commission and other charges	(35)	(43)	(17.9%)	(139)	(225)	(38.3%)
Exchange Rate Variation and Fair Value (MtM)	(13)	39	(134.3%)	(93)	80	(215.8%)
Exchange Rate Variation (Assets and Liabilities)	(7)	42	(117.3%)	(78)	171	n.m.
Hedge Accounting Ineffectiveness (Cash Flow)	-	-	n.m.	(6)	(55)	(88.6%)
Net Investment Hedge Ineffectiveness	3	-	n.m.	(14)	-	n.m.
Fair Value *Total Return Swap*	-	-	n.m.	-	5	n.m.
Fair Value of other Derivatives	(10)	(3)	279.4%	5	(40)	n.m.
Other Financial Results	10	(101)	(110.3%)	505	(248)	n.m.
Hyperinflation	(4)	(17)	(79.5%)	(5)	(44)	(87.8%)
Liabilities with Minorities	46	(90)	n.m.	580	(169)	n.m.
IOF and PIS/COFINS over Financial Results	(39)	(6)	521.0%	(50)	(64)	(20.6%)
Other Effects	6	12	(45.4%)	(19)	28	(168.1%)
Net Financial Results	**(466)**	**(541)**	**(13.9%)**	**(1,699)**	**(1,865)**	**(8.9%)**

The main components were grouped into the following categories:

(i) **Net Interest** on gross debt and cash and derivatives amounted to a net expense of R$434 million in 4Q20, R$167 million higher than in 4Q19, owing to exchange rate depreciation over interest expense corresponding to the foreign currency-denominated debt (average exchange rate of R$4.12/US$ in 4Q19 vs. R$5.39/US$ in 4Q20). The average DI reduction seen in the period (5.0% in 4Q19 vs. 1.9% in 4Q20), positively impacted fixed interest rates in Brazilian Reais, but not sufficient to offset the impact in foreign currency. In 2020, net interest totaled an expense of R$89 million higher than in 2019 due to currency depreciation and mitigated by lower average interest rate (DI) in the period (5.9% in 2019 vs. 2.7% in 2020).

(ii) **Adjustment to Present Value (APV)** totaled expenses of R$127 million in 4Q20, R$47 million higher than in 4Q19, reflecting a higher balance of suppliers in the q-o-q comparison. The APV refers to the net financial income (expense) linked to customers' and suppliers' accounts, and corresponding offset in gross profit. In 2020, APV totaled expenses of R$ 418 million vs. R$305 million in 2019, reflecting suppliers' higher payment term in 2020.

(iii) **Net Charges on Rights and Obligations** amounted to an income of R$98 million in 4Q20, vs. an expense of R$132 million in 4Q19, mainly owing to (i) interest income over ICMS in the calculation basis of PIS/COFINS at R$59

million in the quarter (R$47 million higher than in 4Q19); (ii) higher remuneration over other rights at R$24 million; (iii) reversal of ICMS charge expenses over the Staple Basket of R$112 million, according to Note 21 to the Financial Statements; (iv) lower impact from adjustments of actuarial liabilities of R$ 47 million; (v) lower expenses from contingent liabilities at R$44 million; and (vi) other net effects on liabilities charges of R$4 million. In the y/y comparison, excluding non-recurring effects (active interest income over ICMS in the PIS/COFINS calculation basis and expenses of ICMS charges over Staple Basket), expenses totaled R$342 million in 2020 (R$503 million in 2019), an R$161 million advance in 2020.

(iv) **Exchange Rate Variation and Fair Value (MtM)** totaled an expense of R$13 million in 4Q20 vs. income of R$39 million in 4Q19, reflecting (i) expense from exchange rate variation over assets and liabilities denominated in foreign currency of R$7 million, net of result from derivative financial instruments; and (ii) higher expenses from adjustments at market value of derivative financial instruments totaling R$7 million. In 2020, exchange rate variation expense totaled R$93 million owing to high currency volatility in the period (average exchange rate of R$3.95/US$ in 2019 vs. R$5.16/US$ in 2020), mitigated by lower financial expenses coupled with hedge effectiveness tests of R$35 million vs. 2019 and R$5 million income recorded in the period, as market value adjustment of derivative financial instruments.

(v) **Other Financial Results**, totaled a gain of R$10 million in 4Q20 compared to an expense of R$101 million in 4Q19. The variation was mainly due to the positive effect of R$46 million recorded in the period, such as the adjustment to the put option fair value relating to business combination (Banvit put option) according to Note 24.8.1 to the Financial Statements. In 2020, the total positive impact of Banvit put option fair value totaled R$580 million.

Net Income (Loss)

Net Income / (Loss) - R$ Million	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Consolidated Net / (Loss) Income - Continued Op.	902	690	30.8%	1,390	1,213	14.6%
Net Margin (%)	7.9%	7.4%	0.4 p.p.	3.5%	3.6%	(0.1) p.p.
Consolidated Net / (Loss) Income - Total Consolidated	902	680	32.6%	1,390	297	367.3%

The Company posted a corporate net income of R$902 million in 4Q20, +32.6% y/y, and R$1,390 million in 2020 (+367.3% y/y). It is worth noting the evolution of operating performance reflected in margins, partially offset by expenses to fight the impacts of Covid-19 of R$107 million in 4Q20 and R$499 million in 2020. Excluding the impacts of Covid-19 on the result, adjusted by the standard tax rate, net income would total R$973 million in 4Q20 and R$1,720 million in 2020.

Adjusted EBITDA

EBITDA - R$ Million	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Consolidated Net (Loss)	902	690	30.8%	1,390	1,213	14.6%
Income Tax and Social Contribution	(407)	(432)	(5.8%)	(242)	(126)	92.5%
Net Financial	466	541	(13.9%)	1,699	1,865	(8.9%)
Depreciation and Amortization	621	584	6.3%	2,394	2,301	4.0%
EBITDA	1,582	1,382	14.4%	5,241	5,254	(0.2%)
EBITDA Margin (%)	13.8%	14.9%	(1.1) p.p.	13.3%	15.7%	(2.4) p.p.
Impacts of Carne Fraca/Trapaça operations	18	21	(14.5%)	232	79	193.5%
Forest Fair value	(22)	28	n.m.	(22)	28	n.m.
Corporate Restructuring	-	(1)	n.m.	0	14	(99.6%)
Tax recoveries	(54)	(24)	129.1%	(350)	(54)	553.6%
Non controlling shareholders	6	1	357.6%	(7)	(11)	(41.0%)
Business Disposal	3	(1)	n.m.	29	(3)	n.m.
Costs on business diposed (Impairment)	55	7	651.9%	62	22	185.1%
Others	(0)	(2)	93.3%	(0)	(13)	(98.7%)
Adjusted EBITDA	1,587	1,413	12.3%	5,187	5,317	(2.5%)
Adjusted EBITDA Margin (%)	13.8%	15.2%	(1.4) p.p.	13.1%	15.9%	(2.8) p.p.
ICMS PIS/COFINS Impact	92	89	2.8%	92	884	(89.6%)
EBITDA Adjusted Ex-Tributary Effects*	1,496	1,324	13.0%	5,095	4,433	14.9%
EBITDA Adjusted Margin Ex-Tributary Effects* (%)	13.0%	14.3%	(1.2) p.p.	12.9%	13.3%	(0.3) p.p.

** Excluding tax assets relating to the exclusion of ICMS from PIS/Cofins calculation basis and ICMS over Staple Basket*

Reflecting the Company's consistent strategy and confirming its capacity of execution, despite an extremely adverse and challenging scenario, the Adjusted EBITDA Ex-Tax Effects increased 13.0% y/y to R$1,496 million in 4Q20 and R$5,095 million (+14.9%) in 2020. Excluding the expenses relating to prevention and fight against the impacts of Covid-19 on the Company's operations, as previously mentioned, totaled R$107 million in 4Q20 and R$499 million in 2020. The y/y increase would be 21.1%, with an EBITDA of R$1,603 million in 4Q20 and +26.2% in 2020, with an EBITDA of R$5,594 million.

CAPITAL STRUCTURE

Free Cash Flow

Million BRL	4Q20	4Q19	2020	2019
EBITDA	**1,582**	**1,382**	**5,241**	**5,254**
Working Capital	**(891)**	**(102)**	**(709)**	**(257)**
Δ Accounts Receivable	(1,296)	(965)	(815)	(283)
Δ Inventories	(709)	549	(3,334)	(91)
Δ Suppliers	1,114	315	3,440	118
Others	**(293)**	**(213)**	**572**	**(325)**
Cash Flow from Operating Activities	**397**	**1,068**	**5,104**	**4,672**
CAPEX with IFRS16	(716)	(546)	(2,462)	(1,877)
Cash Flow from Operations with Capex	**(319)**	**521**	**2,643**	**2,795**
M&A and Sale of Assets	57	28	65	1,778
Cash Flow from Investments	**(659)**	**(518)**	**(2,397)**	**(100)**
Cash Flow from Financing Activities	**(1,239)**	**(663)**	**358**	**(1,697)**
Free Cash Flow	**(1,502)**	**(114)**	**3,066**	**2,875**
New Debt Amortizantions	(2,132)	(2,054)	173	(4,082)
Shares Buyback	-	-	(106)	-
Cash Variations	**(3,634)**	**(2,168)**	**3,133**	**(1,207)**

Million BRL	4Q20	4Q19	2020	2019
Cash and Cash Equivalents - Initial	**12,272**	**7,672**	**5,505**	**6,711**
Cash Variation	(3,634)	(2,168)	3,133	(1,207)
Cash and Cash Equivalents - Final	**8,637**	**5,505**	**8,637**	**5,505**
Total Debt - Initial	**26,829**	**21,458**	**18,774**	**22,400**
New Debt/Amortization	(2,132)	(2,054)	173	(4,082)
FX Variation on Total Debt	(1,481)	(336)	3,497	321
Debt Interest and Derivatives	(425)	(294)	346	134
Total Debt - Final	**22,790**	**18,774**	**22,790**	**18,774**
Net Debt	**14,152**	**13,269**	**14,152**	**13,269**

* The managerial cash flow above does not follow the same classification of the cash flow statement, especially concerning loans, where interest rates are considered a financial flow, amortization and funding are classified out of free cash generation, composing the total cash variation.

Free cash flow totaled -R$1.502 million in 4Q20, R$1,388 million lower than the same period of 2019. Despite such a move in 4Q20, due to a higher capital allocation in inventories, the Company ended 2020 with a free cash flow generation of R$3,066 million, R$190 million higher than in 2019, when divestments funds were raised relating to the Restructuring Plan announced in 2018.

Operating Cash Flow and Financial Cycle

Operating cash flow totaled R$397 million in 4Q20. Despite higher EBITDA, we saw higher cash consumption due to an increase in inventories and accounts receivable. In 2020, operating cash flow totaled R$5,104 million, higher than the R$4,672 million recorded in 2019, driven by tax credit monetization of R$863.6 million, according to Note 9 to the Financial Statements, which mitigated the pressure over the Company's financial cycle and related working capital implications.

The Company's financial cycle totaled 18.2 days in 4Q20, a 2.8-day increase compared to 4Q19. This increase is mainly due to a temporary increase in the average term of inventories and accounts receivable, reflecting the year-end sales seasonality, the impacts of liquidity caused by the pandemic in certain customers, and the strategic decision of continuing ramping up the inventory levels, especially raw material and finished products, in an anticipation of an upward trend of grain costs.

Financial Cycle (end of the period– Continuing Operations): Customers +Inventories[5] - Suppliers



28.6
24.3
28.2
16.2
17.1
20.1
18.1
15.4
16.8
17.4
13.9
18.2
8.5%
7.5%
8.2%
5.2%
5.2%
6.0%
5.3%
5.4%
5.5%
5.5%
4.7%
6.3%
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20
Working Capital / NOR
Financial Cycle (days)

Cash Flow from Investments

CAPEX - R$ Million	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Growth	111	43	155.3%	388	94	313.6%
Efficieny	20	12	70.4%	56	40	40.9%
Support	139	75	85.0%	420	280	50.1%
Biological Assets	270	230	17.4%	971	809	20.0%
Commercial Lease and Others	176	61	189.4%	627	655	(4.3%)
Total	**716**	**547**	**30.8%**	**2,462**	**1,877**	**31.1%**

The cash flow from investments totaled -R$659 million in 4Q20 vs. -R$518 million in 4Q19. In 2020, net investments totaled R$2.397 million. Excluding the product from divestments in 2019, referring to the Restructuring Plan announced in 2018, Capex variation in 2020 was R$585 million higher than in 2019.

Investments made in 4Q20 totaled R$716 million, 8% higher than in 3Q20, with R$270 million allocated for growth, efficiency, and support (107% growth in 4Q20 vs. 4Q19 and 109% in 2020 vs. 2019); R$270 million for biological assets and R$176 million for leasing and others. In 2020, investments totaled R$2,462 million, 31% higher than in 2019.

The main projects in 4Q20 included:

- **Growth:**

(i) Projects to meet the demand for industrialized products in the Domestic Market, highlighting investments in the new Seropédica plant-RJ, and increase capacity of Uberlândia-MG and Tatuí-SP;

(ii) Measures to increase the production of *in natura* items to meet the demand of the domestic and foreign markets, highlighting investments in adjustments to Mineiros-GO and Chapecó-SC;

(iii) Project to increase egg production in Uberlândia (MG).

[5] Includes current biological assets

- **Efficiency:**

(i) Projects connected with the 4.0 Industry Program in chicken slaughtering units;
(ii) Projects to increase operating efficiency (ex. higher yield in the production process), aiming at diluting fixed costs and reducing expenditures;
(iii) Energy efficiency projects for production units.

- **Support/IT:**

(i) Projects to replace industrial assets;
(ii) Improvements in working conditions for employees in the production process;
(iii) Optimization projects and control of processes related to the commercial and supply chain areas;
(iv) IT projects to meet the Compliance, Corporate Governance, Human Resources policy requirements;
(v) Renewal of licenses necessary to maintain the Company's activities concerning information technology.

- **Support/Quality**:

(i) Projects to improve control and quality processes in meatpacking units, factories, and farms.

Financial Cash Flow

The financial cash flow totaled -R$1,239 million in 4Q20 versus -R$663 million in 4Q19, mainly due to a concentration of payment of interest rates in the period and BRL appreciation against the USD in the period (variation of -R$0,44/US$ from 3Q20 to 4Q20 compared to a variation of -R$0.13/US$ from 3Q19 to 4Q19), with a negative effect of R$513 million over foreign currency-denominated cash position. In 2020, the BRL depreciation against the USD (variation of +R$1.17/US$ from 2019 to 2020 vs. variation of +R$0.16/US$ from 2018 to 2019) positively impacted foreign currency-denominated cash position at R$ 852 million, besides higher income with a balance sheet hedging derivatives of R$1,007 million, contributing to a R$358 million generation compared to a consumption of R$1,697 million in 2019 in financial cash flow.

Indebtedness

R$ Million	In 12.31.2020			In 12.31.2019	
Debt	**Current**	**Non-current**	**Total**	**Total**	**Δ %**
Local Currency	(485)	(6,180)	(6,665)	(7,614)	(12.5%)
Foreign Currency	(960)	(15,165)	(16,125)	(11,160)	44.5%
Gross Debt	**(1,445)**	**(21,345)**	**(22,790)**	**(18,774)**	**21.4%**
Cash Investments*					
Local Currency	4,394	66	4,461	2,051	117.5%
Foreign Currency	3,874	303	4,177	3,454	20.9%
Total Cash Investments	8,269	369	8,638	5,505	56.9%
Net Debt	**6,824**	**(20,976)**	**(14,152)**	**(13,269)**	**6.7%**

** Cash considered is comprised of Cash and Cash Equivalents, Financial Investments, Restricted Cash, and Derivative Financial Assets*

Total gross indebtedness came to R$22,790 million, as reported above, includes the item current and non-current Derivative Financial Instruments Liabilities, totaling R$386 million, according to Note 24.5 to the Financial Statements. Adjusted gross leverage ended 4Q20 at 4.39x. Funding totaled R$1,754 million and settlements totaled R$3,886 million, reflecting continued indebtedness optimization. Also, the average term of indebtedness was extended to 9.9 years in 4Q20, a 5.3-year increment from 4Q19.

The Company's net debt totaled R$14,152 million in 4Q20, R$883 million higher than in 4Q19, mainly reflecting (i) non-cash effects over gross debt, such as the exchange rate variation of R$3,497 million and liabilities derivatives of R$210 million[6], (ii) appropriation of interest rates, net of payment at R$136 million, (iii) share buyback in 2020 amounting to R$106 million; and (iv) free cash generation of R$3,066 million y/y. Therefore, the Company's net leverage, measured by net debt/Adjusted EBITDA in the last 12 months, reached 2.73x in 4Q20, vs. 2.50x in 4Q19. Only as a reference, should we apply the net indebtedness/Adjusted EBITDA ratio of the last 12 months, considering the exchange rate of December 31, 2020 (R$5.20) over net debt and the weighted average exchange rate (R$5.21)

[6] Derivatives relating to the operational result exposure in the next 12 months (hedge accounting), which impacts the item "Other Comprehensive Income" under shareholders' equity.

over Adjusted EBITDA in the last 12 months, net leverage in US dollars would be 2.73x in 4Q20, versus 2.46x in 4Q19, under the same criterion.

The Company reiterates that it does not have financial leverage covenants.



Cash Flow from Operating Activities: +R$5,104 millions
Cash Flow from Invest.: -R$-2,397 millions
Cash Flow from Financing Activities: +R$358 millions
13,269
(5,241)
137
2,462
(65)
(802)
1,295
(852)
3,843
106
14,152
Regular Hedge:
Derivatives: R$1.0 bi
Debt's FX: R$3.5 bi
Derivatives: R$0.2 bi
Real Net Debt 4Q19
Company's EBITDA
Working Capital & Other Variations
CAPEX
M&As
Financials (Cash)
Net interest (Cash)
FX Variation on Cash and Applications
FX Variation and Interest on Debt and Derivatives
Shares Buyback
Real Net Debt 4Q20

Early in 2020, the Company reviewed its net leverage guidance to the level between 2.35 – 2.75x for 2020. Net leverage reached this interval, with a solid lengthening of indebtedness average term.

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company reports that its policy of engagement of services unrelated to the external audit is based on principles that protect auditor independence.

Pursuant to CVM Instruction No. 381/03, in the fiscal year ended December 31, 2020, KPMG Auditores Independentes was not engaged in providing services unrelated to external audits.

Pursuant to CVM Instruction No. 480/09, the Company's management states that at a meeting held on 02/25/21 it discussed, reviewed, and agreed with the information included in the independent auditor's review of 2020 Financial Statements.

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	4Q20	4Q19	Chg. % y/y	2020	2019	Chg. % y/y
Net Operating Revenues	**11,474**	**9,290**	**23.5%**	**39,470**	**33,447**	**18.0%**
Cost of Sales	(8,580)	(6,918)	24.0%	(29,999)	(25,370)	18.2%
% of the NOR	(74.8%)	(74.5%)	(0.3) p.p.	(76.0%)	(75.9%)	(0.2) p.p.
Gross Profit	**2,895**	**2,373**	**22.0%**	**9,471**	**8,077**	**17.3%**
% of the NOR	25.2%	25.5%	(0.3) p.p.	24.0%	24.1%	(0.2) p.p.
Operating Expenses	**(1,793)**	**(1,560)**	**14.9%**	**(6,370)**	**(5,551)**	**14.7%**
% of the NOR	(15.6%)	(16.8%)	1.2 p.p.	(16.1%)	(16.6%)	0.5 p.p.
Selling Expenses	**(1,573)**	**(1,363)**	**15.4%**	**(5,600)**	**(4,936)**	**13.5%**
% of the NOR	(13.7%)	(14.7%)	1.0 p.p.	(14.2%)	(14.8%)	0.6 p.p.
Fixed	(975)	(858)	13.6%	(3,428)	(3,142)	9.1%
Variable	(598)	(505)	18.3%	(2,171)	(1,793)	21.1%
General and Administrative Expenses	**(220)**	**(197)**	**11.9%**	**(770)**	**(616)**	**25.1%**
% of the NOR	(1.9%)	(2.1%)	0.2 p.p.	(2.0%)	(1.8%)	(0.1) p.p.
Honorary of our Administrators	(13)	(26)	(49.5%)	(55)	(50)	8.7%
% of the NOR	(0.1%)	(0.3%)	0.2 p.p.	(0.1%)	(0.2%)	0.0 p.p.
General and Administrative	(207)	(171)	21.2%	(716)	(565)	26.6%
% of the NOR	(1.8%)	(1.8%)	0.0 p.p.	(1.8%)	(1.7%)	(0.1) p.p.
Operating Income	**1,102**	**813**	**35.5%**	**3,101**	**2,526**	**22.8%**
% of the NOR	9.6%	8.8%	0.9 p.p.	7.9%	7.6%	0.3 p.p.
Other Operating Results	**(141)**	**(14)**	**884.0%**	**(254)**	**429**	**(159.3%)**
Equity Income	-	-	**n.m.**	-	**(2)**	**n.m.**
EBIT	**961**	**799**	**20.3%**	**2,847**	**2,953**	**(3.6%)**
% of the NOR	8.4%	8.6%	(0.2) p.p.	7.2%	8.8%	(1.6) p.p.
Net Financial Income	**(466)**	**(541)**	**(13.9%)**	**(1,699)**	**(1,865)**	**(8.9%)**
Income before Taxes	**495**	**257**	**92.3%**	**1,148**	**1,087**	**5.6%**
% of the NOR	4.3%	2.8%	1.5 p.p.	2.9%	3.3%	(0.3) p.p.
Income Tax and Social Contribution	407	432	(5.8%)	242	126	92.5%
% of Income before Taxes	82.3%	168.0%	(51.0%)	21.1%	11.6%	9.5 p.p.
Consolidated Net Income (Loss) - Continued Operations	**902**	**690**	**30.8%**	**1,390**	**1,213**	**14.6%**
% of the NOR	7.9%	7.4%	0.4 p.p.	3.5%	3.6%	(0.1) p.p.
Consolidated Net Income (Loss) - Total Consolidated	**902**	**680**	**32.6%**	**1,390**	**297**	**367.3%**
% of the NOR	7.9%	7.3%	0.5 p.p.	3.5%	0.9%	2.6 p.p.
EBITDA	**1,582**	**1,382**	**14.4%**	**5,241**	**5,254**	**(0.2%)**
% of the NOR	13.8%	14.9%	(1.1) p.p.	13.3%	15.7%	(2.4) p.p.
Adjusted EBITDA	**1,587**	**1,413**	**12.3%**	**5,187**	**5,317**	**(2.5%)**
% of the NOR	13.8%	15.2%	(1.4) p.p.	13.1%	15.9%	(2.8) p.p.

CONSOLIDATED BALANCE SHEET

Balance Sheet - R$ Million	12.31.20	09.30.20	12.31.19
Assets			
Current Assets			
Cash and Cash Equivalents	7,577	11,399	4,238
Financial Investments	314	313	418
Accounts Receivable	4,136	2,895	3,091
Recoverable Taxes	943	404	626
Inventories	6,803	6,337	3,888
Biological Assets	2,129	1,903	1,603
Other Financial Assets	378	153	195
Other Receivables	237	340	366
Anticipated expenses	209	155	224
Restricted Cash	0	0	296
Current Assets held to sale	186	36	99
Total Current Assets	**22,912**	**23,935**	**15,045**
Non-Current Assets			
Long-term assets	9,308	9,590	9,455
Cash Investments	345	382	307
Accounts and other Receivable	50	57	71
Judicial Deposits	553	565	576
Biological Assets	1,222	1,169	1,081
Recoverable Taxes	4,923	5,315	5,439
Deferred Taxes	2,109	1,999	1,846
Restricted Cash	24	24	-
Other Receivables	82	77	86
Other Financial Assets	0	0	50
Permanent Assets	17,445	17,657	17,200
Investments	9	19	15
Property, Plant and Equipment	12,216	12,227	12,277
Intangible	5,220	5,411	4,908
Total Non-Current Assets	**26,753**	**27,247**	**26,655**
Total Assets	**49,665**	**51,182**	**41,701**

Balance Sheet - R$ Million	12.31.20	09.30.20	12.31.19
Liabilities and Equity			
Current Liabilities			
Loans and Financing	1,060	4,398	3,132
Suppliers*	9,379	8,425	6,161
Supply Chain Risk	1,453	1,121	842
Payroll and Mandatory Social Charges	941	1,089	825
Taxes Payable	396	362	517
Other Financial Liabilities	385	793	154
Provisions	865	1,072	1,084
Employee Pension Plan	125	98	96
Other Liabilities	836	753	513
Total Current Liabilities	**15,440**	**18,112**	**13,324**
Non-Current Liabilities			
Loans and Financing	21,344	21,616	15,488
Suppliers*	2,167	2,079	2,067
Taxes and Social Charges Payable	141	177	190
Provision for Tax, Civil and Labor Contingencies	837	743	710
Deferred Taxes	27	129	85
Employee Pension Plan	651	676	594
Other Liabilities	243	308	1,094
Total Non-Current Liabilities	**25,411**	**25,728**	**20,228**
Total Liabilities	**40,851**	**43,840**	**33,552**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	142	141	193
Other Related Results	(1,299)	(1,868)	(722)
Retained Profits	(2,594)	(3,522)	(3,997)
Treasury Shares	(124)	(124)	(38)
Non-Controling Shareholders	228	255	253
Total Shareholders' Equity	**8,814**	**7,342**	**8,148**
Total Liabilities and Shareholders	**49,665**	**51,182**	**41,701**

** It includes R$383 million current leasing liability and R$2,154 million non-current, according to the standardized financial statements (DFP)*

Market Capitalization
R$18.93 bi
US$3.49 bi

Stock Prices
BRFS3 R$23.30
BRFS US$4.29

Shares outstanding:
812,473,246 common shares
4,766,084 treasury shares
Base: 12/30/2020

IR Contacts:

Carlos Alberto Moura
CFO and IRO

Gabriela Woge
IRO

Pedro Bueno
IR Manager

+55 11 2322 5377
acoes@brf-br.com